

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

September 8, 2009

Thomas A. James
Chief Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

      Re: Raymond James Financial, Inc.
              Form 10-K for Year Ended September 30, 2008
              Form 10-Q for Quarter Ended December 31, 2008 and March 31, 2009
              File No. 001-09109

Dear Mr. James:

      We have reviewed your response letter filed on July 9, 2009, and have the following additional comment.

Form 10-Q for the quarter June 30, 2009

Financial Statements and Notes

Note 6 – Bank Loans, Net, page 24

1.   Based on the tabular presentation and related disclosure on page 26, we note the increased allowance for loan losses and net charge-offs for the quarter and the related disclosure addressing the components of the allowance. Please clarify how Shared National Credits with agent banks are evaluated. In this regard, it is not clear how the reviews performed by the agent banks are considered in your analysis and how the timing of their examinations impact your analysis. Please tell us the procedures used in monitoring these agent banks and how the related reserves are determined. Also revise in future filings to include an expanded discussion of your shared national credits, including risks associated with this type of lending and how you monitor those risks.

                        *   *   *   *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief